Exhibit 99.1

Titan Medical Announces CEO Transition

TORONTO--(BUSINESS WIRE)--December 1, 2021--Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical technology company focused on the development and commercialization of an innovative single access robotic-assisted surgery system, announced that President and Chief Executive Officer David McNally has stepped down as President and CEO, and resigned from the Board of Directors effective today. Paul Cataford, Chair of the Board, has been appointed Interim President and CEO and Anthony J. Giovinazzo will assume the role of Lead Independent Director of the Board. The Board intends to commence a search process in early 2022 to identify a permanent CEO.

Mr. Cataford has several years of medical device product development, regulatory affairs planning and execution, and partnership development experience. Most recently, Mr. Cataford was the CEO and co-founder of Zephyr Sleep Technologies Inc., a medical device company specializing in the treatment and diagnosis of sleep-disordered breathing. As CEO, Mr. Cataford has led teams which have completed clinical trials and cleared medical devices through the U.S. Food and Drug Administration’s (FDA) De Novo and 510(k) clearance processes and which have created internationally certified medical device manufacturing operations. Mr. Cataford has served on a number of public boards of directors at companies listed on the TSX, Nasdaq and TSXV including Sierra Wireless, Inc., Trakopolis IoT Corp., SemiBioSys Genetics Inc., and AGJunction Inc. Mr. Cataford has a Bachelor of Science degree in Mechanical Engineering from Queen’s University, an MBA specializing in Finance from Schulich School of Business at York University, and is a graduate of the Institute of Corporate Directors - Directors College, Rotman School of Business at the University of Toronto.

“We continue to be impressed with Titan’s strong fundamentals and look forward to starting clinical trials,” said Mr. Cataford. “With the development of the EnosTM robotic single access surgical system, we look to provide an enhanced experience for surgeons and patients in robotic assisted surgery. Furthermore, as an innovation leader in robotic surgery, our significant and growing intellectual property portfolio of over 190 patents and applications provide potential licensing opportunities in addition to the subset that has been licensed to Medtronic. The company’s entire IP portfolio, including those patents licensed to Medtronic, may be used in the company’s own products and services.”

“On behalf of the Board, I would like to thank David McNally for his service to the company; he has assembled a talented and capable management team and built a strong relationship with Medtronic” stated Mr. Cataford. “I look forward to working closely with this team and Medtronic to execute near-term priorities, such as the completion of the final Medtronic milestone associated with the development and license agreement by year end 2021. Additionally, Titan looks to secure additional funding in 2022, and to file the IDE application with the FDA, which upon receipt of approval would allow us to commence the clinical study for the Enos system,” concluded Mr. Cataford.

Investor Audio Webcast Information

Titan Medical will host an investor audio webcast at 8:30 a.m. ET tomorrow, December 2, 2021, to discuss today’s news. The webcast can be accessed via the Investor Relations section of the company’s website www.titanmedicalinc.com.

About Titan Medical

Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical technology company headquartered in Toronto, Ontario and with product development and regulatory affairs activities at its facility in Chapel Hill, North Carolina, is focused on enhancing robotic assisted surgery using innovative technology through a single access point. The Enos™ robotic single access surgical system is being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand and includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. With the Enos system, Titan intends to initially pursue gynecologic surgical indications. Certain aspects of Titan’s robotic assisted surgical technologies and related intellectual property have been licensed to Medtronic plc, while retaining world-wide rights to commercialize the technologies for use with the Enos system.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, which reflect the current expectations of management of the company’s future growth, results of operations, performance, and business prospects and opportunities. Forward-looking statements are frequently, but not always, identified by words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions, although these words may not be present in all forward-looking statements. Forward-looking statements that appear in this release may include, without limitation, references to: the company’s focus on the development and commercialization of its innovative surgical technologies for robotic single access surgery; the company’s plans with respect to regulatory submissions, including for an IDE and De Novo application; the company’s plans for clinical studies; the company’s vision for an enhanced experience for surgeons and patients in minimally invasive surgery; the opportunities for the company with respect to its IP portfolio; the company’s work under the development and license agreement with Medtronic and the anticipated completion of the final milestone under the agreement; the expectation that the company’s intellectual property will provide potential licensing opportunities in addition to the subset that has been licensed to Medtronic; the company’s vision of providing an innovative single access robotic surgery system in an underserved market that meets the needs of patients, surgeons and hospitals; the company’s expectation to secure additional funding in 2022, and to file the IDE application with the FDA, which upon receipt of approval would allow the commencement of the clinical study for the Enos system; the company’s intention to host an upcoming investor audio webcast; the company’s focus on enhancing robotic assisted surgery using innovative technology through a single access point; the intention to initially pursue gynecologic surgical indications; the company’s focus to provide a surgical experience that imitates real-life movements that surgeons demand and includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties, and assumptions. Many factors could cause the company’s actual results, performance, or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the company’s Annual Information Form and Form 40-F for the fiscal year ended December 31, 2020 (which may be viewed at www.sedar.com and/or at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Kristen Galfetti
Vice President, Investor Relations
& Corporate Communications
+1-781-869-2553
investors@titanmedicalinc.com